Room 4561
						December 22, 2005


Mr. Gerald J. Burnett
Chief Executive Officer
Avistar Communications Corporation
555 Twin Dolphin Drive
Suite 360
Redwood Shores, CA  94065

Re:	Avistar Communications Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 25, 2005
	File No. 000-31121

Dear Mr. Burnett:

              We have reviewed your response to our letter dated September 2, 2005 in connection with our review of the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 2.  Summary of Significant Accounting Policies

Cash and Cash Equivalents and Short-term Investments, page F-9

1. We note your response to our Prior Comments No. 2 and 3. Tell us whether you revised your statement of cash flows for fiscal 2004, 2003 and 2002, for the reclassification of auction rate securities from cash to short-term investments, and if not the, impact on the presentation of your statement of cash flows and your analysis of the quantitative impact on your financial statement pursuant to SAB 99.
If you determine amounts are material to your financial statements amend your 10-K and subsequent quarterly filings to properly present the sales and purchases of auction rate securities in your statement of cash flow pursuant to SFAS 95.

Note 8.  Legal Proceedings, page F-21

2. We note your response to our Prior Comment No. 5. It appears that the Settlement and Cross-License Agreements represent a single multiple-element arrangement with revenue deliverables. Tell us the basis for your determination that the elements represented separate units of accounting. We refer you to EITF 00-21, by analogy. Also, please address the following:

a. Reconcile your position that all of the proceeds from the settlement agreement represent future license revenues to your analysis of the guidance in APB 29 in your response. In this regard, clarify whether you believe the Cross-License agreement to be an exchange of non-monetary assets or the sale of a license for cash.
b. Provide us your basis in GAAP for concluding that Polycom`s denial of past infringement is an appropriate basis for allocating zero proceeds to the litigation settlement and releases pursuant to the agreement.
c. We note your statement that the $6.4 million of legal expenses were contingent upon a favorable outcome from the litigation with Polycom. We further note that you subsequently incurred the costs, which would suggest that the outcome of the litigation was favorable.
Reconcile this with your position that no value should be ascribed to the patent infringement litigation.

3. Your entry into the Cross-License Agreement with Polycom is clearly significant, and based on your accounting treatment, the license fees from such agreement would appear to constitute over 10 percent of your revenue going forward. In light of the significance of this agreement, it appears that your license agreement would need to be filed as an exhibit to your Form 10-K. Please see Item 601(b)(10)(ii)(B) of Regulation S-K for additional guidance. Also provide a copy of the Cross-License Agreement supplementally with your response

******

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact April Coleman, Staff Accountant, at (202)
551-
3458, Thomas Ferraro, Senior Staff Accountant, at (202) 551-3225 or me at (202) 551-3730 you have questions regarding these comments.

Sincerely,



      Kathleen Collins
							Accounting Branch Chief
Mr. Gerald J. Burnett
Avistar Communications Corporation
December 22, 2005
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